National Semiconductor Corporation
2900 Semiconductor Drive	+1 408 721 5000 Tel
Santa Clara, CA 95052-8090 USA	www.national.com

January 9, 2009

Mr. Kevin Kuhar

Staff Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	National Semiconductor Corporation
Form 10-K for the fiscal year ended May 25, 2008
Filed July 23, 2008
File No. 001-06453

Dear Mr. Kuhar:

The following is in response to the letter from the Securities and Exchange Commission Staff to National Semiconductor Corporation (the “Company”) dated December 30, 2008 in response to our letter dated December 8, 2008 regarding our Form 10-K for the fiscal year ended May 25, 2008. Your comment is included for reference, along with the Company’s response to it.

1.                                       Comment:  Please refer to prior comments 1 and 3. Your response states that “the Corporate Group, which does not meet the definition of an operating segment contained in paragraph 10 of SFAS 131, is also combined within the “All Others” category.” Please tell us how you considered paragraph 21 of SFAS 131 which states that the other category should be separate from other reconciling items.

Response:  Paragraph 21 of SFAS 131 states that “information about other business activities and operating segments that are not reportable shall be combined and disclosed in an “all other” category separate from other reconciling items in the reconciliations required by paragraph 32.” Paragraph 32 of SFAS 131 provides as an example of a reconciling item “each significant adjustment to reconcile accounting methods used in determining segment profit or loss to the enterprise’s consolidated amounts.” The Corporate Group includes the assets of the Company’s centralized Manufacturing Operations Group, Worldwide Marketing and Sales Group, Technology Development Group, and headquarters functions. Since the measure of income (loss) before taxes for the Corporate Group primarily reflects severance and restructuring expenses related to cost reduction programs associated with the aforementioned centralized groups and interest income and expense managed by the Company’s centralized treasury function, we concluded that the activities and amounts included in the Corporate Group represent other business activities that should be combined and disclosed in an “all other” category, as required by paragraph 21 of SFAS 131. We do not consider these activities to be reconciling items under paragraph 32 of SFAS 131.

***

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Comments from the Staff or changes to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Samath, Corporate Controller, at (408) 721-4112, or me at (408) 721-2436 if you have any questions regarding this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION

/s/ Lewis Chew
Lewis Chew Senior Vice-President, Finance and Chief Financial Officer